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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

November 12, 2020

VIA EDGAR

Mr. Ronald Alper

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street

Washington, DC 20549

Re:	Invesco Real Estate Income Trust Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted February 21, 2020

CIK No. 0001756761

Dear Mr. Alper:

This letter sets forth the confidential response of our client, Invesco Real Estate Income Trust Inc. (the “Issuer”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated March 3, 2020, pertaining to Amendment No. 1 to the Draft Registration Statement on Form S-11 that was confidentially submitted to the Commission on February 21, 2019. The Company has prepared and confidentially submitted herewith Amendment No. 2 to the Draft Registration Statement on Form S-11 (“Amendment No. 2”) in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Issuer’s responses thereto.

DRS/A submitted February 21, 2020

Prospectus Summary

What is the per share purchase price?. page 11

1.	Comment: We note your response to prior comment 2. Please include your response in this section of the filing.

Response: The Issuer has revised “Q: What is the per share purchase price?” in Amendment No. 2 in order to address the Staff’s comment.

Alston & Bird LLP	www.alston.com

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Mr. Ronald Alper

November 12, 2020

Appendix A: Prior Performance Tables

Table III Operating Results of Prior Programs, page A-3

2.

Comment: We note your response to prior comment 10 that in addition to operating activities, operating cash flows include outgoing cash flows to purchase investments as well as incoming cash flows from the sale of investments in accordance with the AICPA Investment Companies Guide. Tell us how you considered disclosing the reason for the discrepancies noted in our prior comment, similar to your response, for an investor’s better understanding of your presentation and assessment of the success of your prior programs.

Response: The Issuer has revised the footnotes to the portions of Table III of the prior performance tables relating to IREF IV and IREF III in Amendment No. 2 in order to address the Staff’s comment.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mr. Aaron C. Hendricson, Alston & Bird LLP